UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page
99.1	Condensed Consolidated Balance Sheets as of December 29, 2007 and March 31, 2007	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 29, 2007 and December 30, 2006 and for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively	6

99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively	7

99.4	Notes to the Unaudited Condensed Consolidated Financial Statements	8

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 14, 2008		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Condensed Consolidated Balance Sheets as of December 29, 2007 and March 31, 2007

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the thirteen week periods ended December 29, 2007 and December 30, 2006 and for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Cash Flows for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively

Exhibit 99.4	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	December 29, 2007	March 31, 2007
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	$3,726	$2,976
Accounts receivable	13,598	13,240
Inventories	194,187	158,784
Other current assets	5,335	6,118

Total current assets	216,846	181,118

Property and equipment	40,519	34,964
Goodwill and other intangible assets	29,496	28,771
Other assets	6,189	7,663

Total non-current assets	76,204	71,398

Total assets	$293,050	$252,516

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$102,306	$109,187
Accounts payable	54,657	28,354
Accrued liabilities	14,292	11,921
Current portion of long-term debt	3,216	1,685

Total current liabilities	174,471	151,147

Long-term debt	25,812	16,217
Other long-term liabilities	3,826	3,655

Total long-term liabilities	29,638	19,872

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 3,548,491 and 3,515,999, respectively	22,133	21,956
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970 and 7,717,970, respectively	38,613	38,613
Class C common stock – no par value, 100,000 authorized, none issued	—	—
Preferred stock – no par value, 2,034,578 authorized, none issued	—	—
Non-voting common shares – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	15,689	15,652
Retained earnings	13,362	6,177
Accumulated other comprehensive loss	(856)	(901)

Total stockholders’ equity	88,941	81,497

Total liabilities and stockholders’ equity	$293,050	$252,516

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	13 weeks ended December 29, 2007	13 weeks ended December 30, 2006	39 weeks ended December 29, 2007	40 weeks ended December 30, 2006
Net Sales	$122,614	$115,291	$250,511	$238,912
Cost of sales	63,155	57,670	130,541	122,073

Gross profit	59,459	57,621	119,970	116,839

Selling, general & administrative expenses	37,259	33,918	95,883	89,127
Depreciation and amortization	1,770	1,422	5,114	4,968

Total operating expenses	39,029	35,340	100,997	94,095

Operating income	20,430	22,281	18,973	22,744
Interest and other financial costs	3,102	2,574	8,108	7,547

Income before income taxes	17,328	19,707	10,865	15,197
Income taxes	4,636	155	3,680	155

Net income	$12,692	$19,552	$7,185	$15,042

Weighted average shares outstanding
Basic	11,266	11,210	11,258	11,209
Diluted	11,621	11,829	11,783	11,754
Net income per share
Basic	$1.13	$1.74	$0.64	$1.34
Diluted	$1.09	$1.65	$0.61	$1.28

See accompanying notes to Unaudited Condensed Consolidated Financial Statements

EXHIBIT 99.3

BIRKS & MAYORS INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	39 weeks ended December 29, 2007	40 weeks ended December 30, 2006
Cash flows from operating activities:
Net income	$7,185	15,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,820	5,422
Amortization of debt costs	204	440
Non-cash stock compensation expense	50	155
Deferred income taxes	3,630	—
Other operating activities, net	(778)	(424)
Decrease (increase) in assets:
Accounts receivable	428	(2,480)
Inventories	(12,018)	(19,383)
Other current assets	688	(1,398)
Increase in liabilities:
Accounts payable	22,804	13,376
Accrued liabilities and other long-term liabilities	2,945	1,981

Net cash provided by operating activities	30,958	12,731

Cash flows used in investing activities:
Additions to property and equipment	(7,758)	(5,771)
Cost of business acquisition	(7,025)	—
Other investing activities	(38)	112

Net cash used in investing activities	(14,821)	(5,659)

Cash flows used in financing activities:
(Decrease) increase in bank indebtedness	(19,105)	7,206
Repayment of junior credit facility	—	(11,668)
Repayment of obligations under capital leases	(812)	(690)
Increase in obligations under capital leases	4,946	—
Other financing activities, net	(627)	(625)

Net cash used in financing activities	(15,598)	(5,777)
Effect of exchange rate on cash and cash equivalents	211	(46)

Net increase in cash and cash equivalents	750	1,249
Cash and cash equivalents at beginning of period	2,976	1,838

Cash and cash equivalents at end of period	$3,726	$3,087

Supplemental cash flow information:
Interest paid	$8,645	$7,265
Non-cash transactions from investing activities:
Property and equipment additions acquired through capital leases	$—	$1,023
Property and equipment additions included in accounts payable and accrued liabilities	$417	$821
SAB 108 Adjustment	$—	$1,102

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS & MAYORS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements of Birks & Mayors Inc. (“Birks & Mayors” or the “Company”) include the accounts of the Canadian parent company Birks & Mayors Inc. (“Birks”), its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”), and Mayors’ wholly-owned subsidiary Henry Birks & Sons U.S. Inc. These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Condensed Consolidated Financial Statements of the Company in this report for the thirteen and thirty-nine week periods ended December 29, 2007 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2007, filed with the United States Securities and Exchange Commission (“SEC”) on June 18, 2007.

The accounting principles followed by the Company and the methods of applying these principles conform with generally accepted accounting principles in the United States and with general practices of the retail industry. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, accounts receivable and deferred tax assets, provisions for income taxes, and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. The consolidated financial statements include certain reclassifications of prior period amounts in order to conform with current period presentation.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of four thirteen week periods, while the prior year consisted of one fourteen week period ended July 1, 2006 and three subsequent thirteen week periods. We refer to the prior fiscal year ended March 31, 2007 as fiscal 2007, and the current fiscal year ending March 29, 2008 as fiscal 2008.

2. Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS No. 141R also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS No. 141R will have on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin (“ARB”) No. 51”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS No. 160 will have on its financial position or statement of operations.

3. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”) on April 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s Unaudited Condensed Consolidated Financial Statements. At the adoption date of April 1, 2007, the Company had $0.8 million of unrecognized tax benefits. During the thirty-nine week period ended December 29, 2007, the unrecognized tax benefits were increased by approximately $0.2 million to $1.0 million, all of which would affect the effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 29, 2007, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards.

The tax years 2004 through 2007 remain open to examination by the major taxing jurisdictions to which the Company is subject.

The Company recorded income tax expense of $3.7 million for the thirty-nine week period ended December 29, 2007 compared to $0.2 million for the comparable period last year which reflects the recognition of deferred tax assets last year associated with the Company’s Canadian operations. This $3.5 million increase is primarily explained by the prior year reversal of a valuation allowance on deferred tax assets that reduced income tax expense. Tax expense during the thirteen and thirty-nine week periods ended December 29, 2007 included $0.8 million of tax expense related to the reduction of deferred tax assets associated with the enactment of lower tax rates in Canada during the third quarter and the resolution of matters pertaining to prior years’ income taxes. Also included as tax expenses in the current year was $0.4 million of recognized deferred tax benefits associated with the current year-to-date earnings allocated to reduce goodwill. This amount represents a portion of unrecognized deferred tax assets acquired in a business combination which were realized during fiscal 2008.

The Company’s provision for income tax varies from the amount computed by applying the statutory income tax rates for the thirty-nine week period ended December 29, 2007 for the reasons summarized below:

39 weeks ended December 29, 2007
Canadian statutory rate	33.37%
Deferred income tax adjustments due to rate enactment and prior year items	7.80%
Rate differential for U.S. operations	1.22%
Tax benefit of losses and other tax attributes	(8.95)%
Other	0.43%

Total	33.87%

4. Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share for thirteen week periods ended December 29, 2007 and December 30, 2006 and for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively. The following table is in thousands, except per share data:

	13 weeks ended December 29, 2007	13 weeks ended December 30, 2006	39 weeks ended December 29, 2007	40 weeks ended December 30, 2006
Numerator:
Net income	$12,692	$19,552	$7,185	$15,042
Denominator:
Weighted average shares outstanding
Basic	11,266	11,210	11,258	11,209
Dilutive effect of stock options, warrants and stock appreciation rights (SARs)	355	619	525	545

Diluted	11,621	11,829	11,783	11,754

Net income per share:
Basic	$1.13	$1.74	$0.64	$1.34
Diluted	$1.09	$1.65	$0.61	$1.28

For the thirteen week periods ended December 29, 2007 and December 30, 2006, 85,000 and 115,000 shares, respectively, underlying outstanding stock options were excluded from the computation of net income per diluted share due to their antidilutive effect. For the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, there were approximately 85,000 and 115,000 shares, respectively, underlying outstanding stock options excluded from the computation of net income per diluted share due to their antidilutive effect.

5. Inventories

Inventories are summarized as follows:

	As of December 29, 2007	As of March 31, 2007
	(In thousands)
Raw materials	$9,618	$5,282
Work in progress	664	2,542
Retail inventories and manufactured finished goods	183,905	150,960

	$194,187	$158,784

Additionally, the Company held consignment inventory with a purchase value of approximately $47.5 million and $31.6 million at December 29, 2007 and March 31, 2007, respectively.

6. Segmented Information

The Company has two reportable segments, “Retail” and “Other.” At December 29, 2007, Retail operated 38 stores across Canada under the Birks brand, and 31 stores in the Southeastern United States under the Mayors brand, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes our manufacturing operations, which produce inventories for the Retail segment of our business.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the thirteen week periods ended December 29, 2007 and December 30, 2006, respectively, is set forth below:

	RETAIL		OTHER		TOTAL
	13 weeks ended 12/29/07	13 weeks ended 12/30/06	13 weeks ended 12/29/07	13 weeks ended 12/30/06	13 weeks ended 12/29/07	13 weeks ended 12/30/06
	(In thousands)
Sales to external customers	$118,541	$111,586	$4,073	$3,705	$122,614	$115,291
Inter-segment sales	—	—	$11,138	$13,122	$11,138	$13,122
Unadjusted gross profit	$58,299	$57,496	$3,835	$3,984	$62,134	$61,480

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirteen week periods ended December 29, 2007 and December 30, 2006, respectively:

	13 weeks ended December 29, 2007	13 weeks ended December 30, 2006
	(In thousands)
Unadjusted gross profit	$62,134	$61,480
Inventory provisions	(1,197)	(951)
Other unallocated costs	(1,623)	(1,779)
Recognition (elimination) of intercompany margin	145	(1,129)

Gross profit	$59,459	$57,621

Certain information relating to the Company’s segments for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively, is set forth below:

	RETAIL		OTHER		TOTAL
	39 weeks ended 12/29/07	40 weeks ended 12/30/06	39 weeks ended 12/29/07	40 weeks ended 12/30/06	39 weeks ended 12/29/07	40 weeks ended 12/30/06
	(In thousands)
Sales to external customers	$241,240	$229,560	$9,271	$9,352	$250,511	$238,912
Inter-segment sales	—	—	$27,403	$35,084	$27,403	$35,084
Unadjusted gross profit	$118,272	$115,031	$6,892	$9,055	$125,164	$124,086

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively:

	39 weeks ended December 29, 2007	40 weeks ended December 30, 2006
	(In thousands)
Unadjusted gross profit	$125,164	$124,086
Inventory provisions	(2,619)	(1,747)
Other unallocated costs	(3,299)	(3,435)
Recognition (elimination) of intercompany margin	724	(2,065)

Gross profit	$119,970	$116,839

7. Bank Indebtedness

On September 25, 2007, we amended the terms of our revolving working capital credit facility to increase our line of credit by $10 million from $135.0 million to $145.0 million to accommodate for the translation of our Canadian debt into a higher amount of U.S dollars under the line of credit. As of December 29, 2007, bank indebtedness consisted of the Company’s working capital credit facility. On October 30, 2007 and in connection with the acquisition of the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada, the Company amended the terms of its working capital credit facility to facilitate the purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million (see Note 8 to the Unaudited Condensed Consolidated Financial Statements for a discussion regarding the acquisition). This agreement will mature on January 19, 2009. As of December 29, 2007, the Company had $102.3 million outstanding on this facility. The working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at the Company’s election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On December 29, 2007, the borrowing alternatives were at prime and at LIBOR plus 1.25%. The Company’s excess borrowing capacity was $57.7 million as of December 29, 2007.

During fiscal 2008, the Company entered into a Master Lease Agreement with Bank of America with a maximum of $7.5 million of funds available to lease equipment and leasehold improvements. As of December 29, 2007, the Company had entered into a $4.9 million capital lease under the terms of this agreement and the Company’s remaining availability under this agreement was $2.6 million.

8. Acquisition

On November 13, 2007, the Company acquired the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada for cash and notes of approximately $13.0 million. In connection with the transaction, the Company made an initial payment of $7.0 million which was funded through its working capital credit facility. Under the terms of purchase agreement the remaining purchase price is to be paid in installments with a payment of approximately $0.9 million adjustable for certain contingencies to be paid on April 30, 2008, and three subsequent payments of $1.7 million, each to be paid annually on April 30th beginning in 2009. In its Condensed Consolidated Financial Statements for the thirty-nine week period ended December 29, 2007, the Company recorded $11.7 million of assets in connection with the acquisition, representing the discounted value of these payments, with the balance of $1.3 million representing imputed interest on the notes. The acquisition has been accounted for as a business combination using the purchase method of accounting, with the results of Brinkhaus operations combined with the Company’s results of operations from the purchase date. The pro forma effects of this acquisition were not deemed material to the Company’s Unaudited Condensed Consolidated Financial Statements for the thirteen and thirty-nine week periods ended December 29, 2007. The preliminary purchase price allocation is still subject to change pending assistance from independent valuation specialists in determining the fair value of the assets and liabilities acquired. The summary of the purchase price allocation is as follows (in thousands of dollars):

Inventory	$10,653
Property and equipment, net	462
Goodwill and intangibles	562

Total assets acquired	$11,677

9. Long-term debt:

Long-term debt consists of the following:

	As of December 29, 2007	As of March 31, 2007
	(In thousands)
Term loan from Investissement Québec	$1,420	$1,623
Obligations under capital leases	22,747	16,100
Other long-term loans payable	143	179
Notes payable (non-interest bearing, 10% imputed interest rate)	4,718	–

	29,028	17,902
Current portion of long-term debt	3,216	1,685

	$25,812	$16,217

EXHIBIT 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal years end on the last Saturday of March. As a result, our current fiscal year consists of four thirteen week periods, while the prior year consisted of one fourteen week period ended July 1, 2006 and three subsequent thirteen week periods. We refer to the prior fiscal year ended March 31, 2007 as fiscal 2007, and the current fiscal year ending March 29, 2008 as fiscal 2008.

Overview

Birks & Mayors is a leading designer, maker and purveyor of luxury jewelry, timepieces and giftware in Canada and the Southeastern United States. As of January 31, 2008, we operated 38 stores under the Birks brand in most major metropolitan markets of Canada, 31 stores under the Mayors brand in Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand.

We operate our business in two geographic areas, Canada and the Southeastern United States. We have two reportable segments, “Retail” and “Other.” Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. Other consists primarily of our corporate sales division which services business customers by providing them with unique items for recognition programs, service awards and business gifts and also includes manufacturing operations, which produce unique products for the retail segment of our business.

Our net sales are comprised of revenues (including retail, corporate, catalogue and internet sales), net of discounts, in each case, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and, in addition, product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash stock compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles and trucks. Occupancy, overhead and depreciation are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing represented 5.1% and 4.0% of sales during the thirteen-week periods ended December 29, 2007 and December 30, 2006, respectively, and 4.7% and 3.9% of sales during the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A are approximately $1.3 million for the thirteen week periods ended December 29, 2007 and December 30, 2006, respectively, and $3.1 million for the thirty-nine and forty week periods ended December 29, 2007 and December 30, 2006, respectively.

We believe that the key drivers of our performance are our ability to:

•

execute our merchandising strategy to increase net sales and expand gross margin by developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as the Birks product brand, and to increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote the frequency and value of customer spending;

•	expand distribution through acquisitions and by selective new store openings in existing and new markets;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and four wall profitability; and

•	manage expenses and assets efficiently in order to optimize profitability and cash flow.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, but do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission (“SEC”) on June 18, 2007 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. Accordingly, the impact of the additional week in the first quarter of fiscal 2007 is excluded in determining the change in comparable store sales. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 13 weeks ended December 29, 2007	For the 13 weeks ended December 30, 2006	For the 39 weeks ended December 29, 2007	For the 40 weeks ended December 30, 2006
Canada	(4)%	8%	0%	7%
United States	(7)%	(1)%	(1)%	2%

Total	(6)%	3%	(1)%	4%

The decrease in comparable store sales for the thirteen week and thirty-nine week periods ended December 29, 2007 primarily reflects the difficulties associated with operating in a challenging economic environment and the resulting decreased customer traffic in our Canadian and U.S. stores. Additionally, we believe the decrease in store traffic in many Canadian markets was partly due to the strengthening of the Canadian dollar, which in turn, resulted in a significant number of Canadians travelling and shopping outside of

Canada. In the U.S., we believe that a slowing economy and a difficult real estate market, especially in Florida were key reasons for the decline in traffic. These decreases in customer traffic were partially offset by an increase in our average sale transaction both in Canada and the U.S.

The increase in comparable store sales for the thirteen week and forty week periods ended December 30, 2006 was primarily the result of a higher average sale through the successful execution of our strategy to increase our average sale. Contributing to the same store sales growth was our continued success in the execution of our retail marketing strategies, which included increasing the level of exclusive merchandise and increased spending on the targeted use of catalogs, outdoor and print advertising as well as other marketing programs to promote brand awareness and a healthy economic environment in Canada.

Thirteen Week Period Ended December 29, 2007 compared to the Thirteen Week Period Ended December 30, 2006

Net Sales

	For the 13 weeks ended December 29, 2007	For the 13 weeks ended December 30, 2006
	(In thousands)
Net sales – Retail	$118,541	$111,586
Net sales – Other	4,073	3,705

Total Net Sales	$122,614	$115,291

Net sales for the thirteen weeks ended December 29, 2007 were $122.6 million, an increase of $7.3 million from the thirteen weeks ended December 30, 2006. This 6.4% increase in net sales is primarily explained by $8.2 million of additional sales primarily related to translating the sales of our Canadian operations to U.S. dollars with a relatively stronger Canadian dollar, additional sales associated with the opening of two new Mayors stores and the acquisition of two Brinkhaus locations. These increases were partially offset by a $6.4 million decrease in sales resulting from a 6% decrease in same store sales, as compared to the prior year’s fiscal quarter.

Gross Profit

	For the 13 weeks ended December 29, 2007	For the 13 weeks ended December 30, 2006
	(In thousands)
Gross Profit – Retail	$58,299	$57,496
Gross Profit – Other	1,160	125

Total Gross Profit	$59,459	$57,621

Total gross profit was $59.5 million, or 48.5% of net sales, for the thirteen week period ended December 29, 2007 compared to $57.6 million, or 50.0% of net sales, for the thirteen week period ended December 30, 2006. This increase in gross profit was primarily driven by higher sales, however, included a decline in gross profit margin primarily related to our sales mix in the U.S., which had a higher percentage of sales of timepieces which generate a lower margin than jewelry and also reflected a decrease in retail prices of certain products offered in our Canadian stores in order to reduce price disparity with the U.S. market. Gross profit – Other increased by $1.0 million, as compared to the same period last year, due to a higher recognition of factory profit on internally produced inventory sold through our retail operations.

Operating and Interest Expenses

SG&A was $37.3 million, or 30.4% of net sales, for the thirteen week period ended December 29, 2007 compared to $33.9 million, or 29.4% of net sales, for the thirteen week period December 30, 2006. The $3.4 million increase in SG&A includes $2.6 million of additional expenses related to foreign currency translation, $1.1 million of higher marketing expenses, higher SG&A costs associated with the inclusion of two new Mayors stores and two Brinkhaus stores partially offset by a $1.7 million decrease in compensation and benefits costs related to lower sales volume in our comparable stores and lower estimated year-end bonuses due to lower profits. As a percentage of sales, marketing expenses represented the majority of the 100 basis point increase in SG&A for the quarter.

Depreciation and amortization expense was $1.8 million or 1.4% of net sales for the thirteen week period ended December 29, 2007 as compared to $1.4 million, or 1.2% of net sales, for the thirteen week period ended December 30, 2006. This $0.4 million increase includes $0.2 million of additional expense associated with the translation of Canadian expenses into U.S dollars with a relatively higher Canadian dollar. The remaining increase of $0.2 million is primarily the result of capital assets acquired during the current and prior fiscal periods.

Interest and other financial costs were $3.1 million for the thirteen week period ended December 29, 2007 compared to $2.6 million for the thirteen week period ended December 30, 2006. This $0.5 million increase is primarily the result of $0.4 million of higher expenses related to translating Canadian dollar expenses to U.S. dollars at a higher rate than in the prior fiscal period.

Income tax expense was $4.6 million during the thirteen week period ended December 29, 2007 as compared to $0.2 million for the comparable period last year which reflects the recognition of deferred tax assets last year associated with the Company’s Canadian operations. This $4.4 million increase is primarily explained by the prior year reversal of a deferred tax valuation allowance that reduced income tax expense. Income tax expense primarily reflects the effective tax rate on our Canadian operations and also includes a $0.5 million reduction in deferred tax assets associated with the enactment of lower tax rates in Canada and $0.3 million resulting from the resolution of matters pertaining to prior years’ income taxes.

Thirty-Nine Week Period Ended December 29, 2007 compared to the Forty Week Period Ended December 30, 2006

Net Sales

	For the 39 weeks ended December 29, 2007	For the 40 weeks ended December 30, 2006
	(In thousands)
Net sales – Retail	$241,240	$229,560
Net sales – Other	9,271	9,352

Total Net Sales	$250,511	$238,912

Net sales for the thirty-nine weeks ended December 29, 2007 were $250.5 million, an increase of $11.6 million or 4.9% from the forty weeks ended December 30, 2006. The increase in net sales was primarily driven by $10.8 million related to translating the sales of the Canadian operations to U.S. dollars with a relatively stronger Canadian dollar and the opening of two new Mayors stores and $3.8 million of sales associated with two Brinkhaus locations acquired during fiscal 2008, partially offset by approximately $4.3 million of additional sales related to the extra week included in the forty week period ended December 30, 2006 and a 1% decrease in comparable store sales.

Gross Profit

	For the 39 weeks ended December 29, 2007	For the 40 weeks ended December 30, 2006
	(In thousands)
Gross Profit – Retail	$118,272	$115,031
Gross Profit – Other	1,698	1,808

Total Gross Profit	$119,970	$116,839

Gross profit was $120.0 million, or 47.9% of net sales, for the thirty-nine week period ended December 29, 2007 compared to $116.8 million, or 48.9% of net sales, for the forty week period ended December 30, 2006. The increase in gross profit was primarily due to higher sales partially offset by a decline in the gross profit margin primarily related to a higher sales percentage of timepieces which generate a lower margin than jewelry and a decrease in retail prices of certain products offered in our Canadian stores in order to reduce price disparity with the U.S. market.

Operating and Interest Expenses

SG&A expenses were $95.9 million, or 38.3% of net sales, for the thirty-nine week period ended December 29, 2007 compared to $89.1 million, or 37.3% of net sales, for the forty week period ended December 30, 2006. The $6.8 million increase in SG&A was the result of $3.9 million of higher expenses related to foreign currency translation, $1.9 million of higher marketing expenses,

$0.6 million of higher occupancy costs associated with the opening of two new stores and higher base rents related to the renewal of certain store leases. These increases were partially offset by $1.0 million of lower expenses associated with having one less week during the current fiscal period and a $2.0 million decrease in compensation expenses resulting from a lower sales volume in our comparable stores and lower estimated year-end bonuses due to lower profits. SG&A as a percentage of sales increased by 100 basis points during the current fiscal period, as compared to the same period last year, of which higher marketing expenses represented 70 basis points of the increase.

Depreciation and amortization expense for the thirty-nine week period ended December 29, 2007 and the forty week period ended December 30, 2006, respectively, remained relatively flat.

Interest and other financial costs were $8.1 million for the thirty-nine week period ended December 29, 2007 compared to $7.5 million for the forty week period ended December 30, 2006. This $0.6 million increase is primarily the result of $0.5 million of higher expenses related to translating Canadian dollar expenses to U.S. dollars at a higher rate than in the prior fiscal period.

Income tax expense was $3.7 million during the thirty-nine week period ended December 29, 2007 as compared to $0.2 million for the comparable period last year which reflects the recognition of deferred tax assets last year associated with the Company’s Canadian operations. This $3.5 million increase is primarily explained by the prior year reversal of a deferred tax valuation allowance that reduced income tax expense. Income tax expense primarily reflects the effective tax rate on our Canadian operations and also includes a $0.5 million reduction in deferred tax assets associated with the enactment of lower tax rates in Canada and $0.3 million resulting from the resolution of matters pertaining to prior years’ income taxes.

FINANCIAL CONDITION

Liquidity and Capital Resources

On September 25, 2007, we amended the terms of our revolving working capital credit facility to increase our line of credit by $10 million from $135.0 million to $145.0 million to accommodate for the translation of our Canadian debt into a higher amount of U.S dollars under the line of credit. Additionally, in connection with the acquisition of the assets of Brinkhaus, a privately-owned jewelry company that operated two stores in Western Canada, on October 30, 2007, we amended the terms of the facility to facilitate the purchase of the assets of Brinkhaus and to increase the limit on the credit facility by $15.0 million to $160.0 million. This agreement will mature on January 19, 2009. As of December 29, 2007, we had $102.3 million outstanding on this facility. Our working capital credit facility bears interest at a floating rate of prime or prime plus 0.25% depending on the excess borrowing capacity, or, at our election, at a LIBOR based rate plus 1.25%, or LIBOR based rate plus 1.50%, or, LIBOR based rate plus 2.00%, depending on the excess borrowing capacity and fixed coverage ratio. On December 29, 2007, the borrowing alternatives were at prime and at LIBOR plus 1.25%. Our excess borrowing capacity was $57.7 million as of December 29, 2007, which will decrease significantly by the end of fiscal 2008 due to the payment of accounts payable which generally peak during the third quarter and are paid during the fourth quarter due to the seasonality of our business.

Our working capital credit facility is secured by a first priority lien over substantially all of our assets, including our subsidiaries’ assets. Under our facility, we must test a financial covenant at the end of each quarter if and when the average excess uncapped borrowing capacity for the last month of the quarter is lower than $8.75 million or the excess un-capped borrowing capacity is lower than $6.25 million at any time. We have not been required to test these covenants since the inception of this facility.

Our working capital credit facility also contains limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve month period.

We are currently in compliance with all the covenants contained in our credit facilities. We rely on borrowings under our working capital credit facility to fund our day-to-day operations.

During fiscal 2008, we entered into a Master Lease Agreement with Bank of America with a maximum of $7.5 million of funds available to lease equipment and leasehold improvements. As part of the agreement, the bank can advance funds to pay project costs prior to entering into the lease. These advances are to be repaid when a lease for the project is executed with the bank and are included as part of bank indebtedness on our consolidated balance sheet prior to being converted into a capital lease. As of December 29, 2007, we had entered into a capital lease of $4.9 million under the terms of this agreement. Therefore, our remaining availability under this agreement was $2.6 million as of December 29, 2007.

In addition to the working capital credit facility and the Master Lease Agreement, we had other outstanding loans as of December 29, 2007 which primarily consisted of a $1.4 million term loan from Investissement Québec that bore interest at a rate of prime plus 1.5% per annum, which equated to 7.50 at December 29, 2007, and repayable until February 2010 in equal monthly capital repayments, and a $0.1 million loan payable to the Small Business Loan Fund Corporation, which bore interest at 6% per annum repayable in monthly installments maturing in April 2010. On November 13, 2007, the Company acquired the assets of Brinkhaus for cash and notes of approximately $13.0 million (see Note 8 to the Unaudited Condensed Consolidated Financial Statements). In connection with the acquisition of certain assets of Brinkhaus, the Company made an initial payment of $7.0 million which was funded through its working capital credit facility. Under the terms of purchase agreement, the remaining purchase price is to be paid in installments with a payment of approximately $0.9 million adjustable for certain contingencies to be paid on April 30, 2008, and three subsequent payments of $1.7 million, each to be paid annually on April 30th beginning in 2009. In its Unaudited Condensed Consolidated Financial Statements for the thirty-nine week period ended December 29, 2007, the Company recorded $11.7 million of assets in connection with the acquisition, representing the discounted value of these payments, with the balance of $1.3 million representing imputed interest on the notes.

We had net cash flows from continuing operations of $31.0 million during the thirty-nine week period ended December 29, 2007 compared to $12.7 million during the forty week period ended December 30, 2006. This increase in net cash flows provided by operating activities is primarily attributable to $7.4 million of lower inventory levels and $9.4 related to an increase in accounts payable primarily related to the timing of shipments received during both fiscal periods, partially offset by a decrease in net income of $7.9 million. Our net cash flows from continuing operations will decrease significantly by the end of fiscal 2008 due to the payment of accounts payable which generally peak during the third quarter and are paid during the fourth quarter due to the seasonality of our business.

Net cash used in investing activities was $14.8 million during the thirty-nine week period ended December 29, 2007 as compared to $5.7 million for the forty week period ended December 30, 2006. This $9.1 million increase primarily related to the acquisition of certain assets of Brinkhaus, as well as increased capital expenditures associated with the opening of two additional stores.

We expect our capital expenditures for the fiscal year ending March 29, 2008 to be approximately $10 million, which includes approximately $2.0 million for costs associated with opening two new stores.

Our excess borrowing capacity was $57.7 million as of December 29, 2007, which will decrease significantly by the end of fiscal 2008 due to the payment of accounts payable which generally increase during the third quarter and are paid during the fourth quarter due to the seasonality of our business. However, management believes that barring a significant external event that materially adversely affects our current business or the industry as a whole, borrowing capacity under the working capital credit facility, projected cash flows from operations and other short term borrowings will be sufficient to support our working capital needs, capital expenditures and debt service for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Unaudited Condensed Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

One must carefully consider such statements and understand that many factors could cause actual results to differ from the forward-looking statements, such as inaccurate assumptions and other risks and uncertainties, some known and some unknown. No forward-looking statement is guaranteed and actual results may vary materially. Such statements are made as of the date provided, and we assume no obligation to update any forward-looking statements to reflect future developments or circumstances.

One should carefully evaluate such statements by referring to the factors described in our filings with the SEC, especially on Forms 20-F and 6-K. Particular review is to be made of Items 3, 4 and 5 of Form 20-F where we discuss in more detail various important risks and uncertainties that could cause actual results to differ from expected or historical results. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Since it is not possible to predict or identify all such factors, the identified items are not a complete statement of all risks or uncertainties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risks

One of our primary market risk exposures is interest rate risk. Borrowing under the working capital credit facility and the term loan from Investissement Québec bore interest at floating rates. As of December 29, 2007, we had approximately $103.7 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 1% increase or decrease in the interest rate under our floating-rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.0 million.

Currency Risk

Another significant market risk we are exposed to is the operating risk associated with the fact that a significant portion of our business is in Canada. The continued fluctuations in the strength of the Canadian dollar relative to the U.S. dollar may continue to impact the purchase prices of some of our products and may continue to influence the shopping patterns and behaviors of our Canadian and U.S. consumers. In addition, while we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the United States, non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the United States. We expect to continue to report our financial results in U.S. dollars in accordance with U.S. GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our Canadian dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically gold, platinum and silver. We bear significant risk to the continued high price of gold, silver and platinum, given that they could lead to retail prices of our products becoming undesirable to consumers.